

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2010

Future Energy, Corp.
c/o InCorp Services, Inc.
1411-375 N. Stephanie Street
Henderson, NV 89014-8909

> **Re:** **Future Energy, Corp.**
> **Registration Statement on Form S-1**
> **Filed October 28, 2010**
> **File No. 333-170201**

To Whom It May Concern:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

General

1.	To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure in the marked version of the document.

2.	If a numbered comment in this letter raises more than one question or lists various items in bullet points, ensure that you fully respond to each question and bullet point. Make sure that your letter of response indicates precisely where responsive disclosure to each numbered comment and each point may be found in the marked version of the amendment.

3.	Please file all required exhibits with your next amendment. In that regard we notice that you have yet to file the specimen stock certificate or the legality opinion.

4.   We note that your two executive officers reside in St. Georges, Quebec, Canada, and as your disclosure on page 27 suggests, it does not appear that such officers have any technical training or prior experience in the oil and gas industry. This information also belongs on the cover page of your prospectus.

5.   We also note that you are a Nevada corporation with your only asset thus far being a 1.57% working interest in two wells in Franklin County, Illinois. Given these facts, please explain to us in necessary detail each of the following items:

   •   Who prepared the registration statement;
   •   What basis or source(s) the preparer relied upon in drafting the prospectus;
   •   Who created the business plan which is described;
   •   How Mr. George Paquet and his daughter Ms. Melany Paquet first came to be affiliated with Tim Cooksey Oil, LLC and Mike Anderson; and
   •   Whether Mr. or Ms. Paquet or any others participating in the preparation of the registration statement have visited the subject property and if so, when such visit(s) took place.

   We may have additional comments based on your responses.

6.   As you may be aware, there have been acquisitions or business combinations involving public start-up resource companies which have no reserves. It appears that at least some of these acquisitions or combinations result in the change of the business initially described in the prospectus filed by the start-up company with the Commission. If true and with a view toward disclosure, confirm to us that Mr. and/or Ms. Paquet did not agree to form Future Energy, Corp. or serve as an officer or director of Future Energy, Corp. at least in part due to a plan, agreement, or understanding that they would solicit, participate in, or facilitate the sale of the enterprise to (or a business combination with) a third party looking to obtain or become a public reporting entity. Also confirm that they have no such present intention, if true.

7.   Given the unusual facts and circumstances set forth in the prospectus, explain how and when Mr. and Ms. Paquet, residents of St. Georges, Quebec, Canada, developed an interest in owning working interests in oil and gas wells in Illinois.

8.   If any of the following individuals has any experience in the marketing or sale or creation of a start-up oil and gas or other new company for the purpose of engaging in a reverse acquisition or other similar business arrangement whereby the entity or resulting entity changes its business purpose from that which was described in the prospectus as initially included in a registration statement filed with the Commission, describe the particulars to us in necessary detail. This comment refers to any and all of the following individuals:

   •   Mr. and Ms. Paquet;
   •   Your legal counsel;
   •   Mr. Mike Anderson;

- Those responsible for Mr. and Ms. Paquet's connection with Tim Cooksey Oil, LLC; and
- Any others who participated in the preparation of the prospectus disclosure.

9.   If any of those identified in the bullet points in the above comment has had any experience in the past ten years related to any start-up oil and gas or other new company which subsequently (a) materially altered its business plan or its business, (b) named a new control person, (c) ceased oil and gas or other activities, (d) became a delinquent filer, or (e) reported proven or probable reserves, please describe the circumstances to us in necessary detail. We may have additional comments.

10.   As you appear to be engaged in oil and gas producing activities as defined in Rule 4-10(a)(16) of Regulation S-X, please provide the disclosure required by Items 1206, 1207 and 1208 of Regulation S-K, or tell us why such information is not required.

Registration Fee Table, page ii

11.   We note that you have included only common stock in your fee table. Because you are also offering the units and related warrants, you should also register your offer and sale of such securities. Please include such securities in your fee table.

Prospectus Cover Page

12.   We note your disclosure at page 13 that there is no minimum number of shares that must be sold. Please add such disclosure to your prospectus cover page.

13.   We note your disclosure on your prospectus cover page that the aggregate offering maximum price is $31,750,000. Please clarify, if true, that such amount assumes that all warrants related to the units are exercised. In addition, please disclose on your prospectus cover page your net proceeds from the offering if all units are sold (and assuming that no warrants are exercised). Please also make conforming changes to your summary of the offering at page 3.

Prospectus Summary, page 3

Summary of Offering, page 3

14.   We note that you have included a footnote (2) at page 4, but it is not clear to which portion of your summary such footnote relates. Please revise.

15.   You disclose on page 17 that the work program on the wells commenced in August 2010. Please disclose what work has been done since August, as well as the timeframe for the drilling program and your anticipated expenses based on your percentage working interest in the two wells in order to complete the work program.

16.   Please explain how you determined the price for the working interest you acquired. In this regard, please supplementally provide any additional information about the property provided to you by Tim Cooksey Oil, LLC.

17.   We note your disclosure that you are currently focused primarily on projects located in certain geographic areas. Please clarify this statement to explain, beyond the two wells in which you have a 1.57% working interest, what other projects and geographic areas you are focused on for acquiring properties, if any.

Risk Factors, page 4

18.   Please add a risk factor that addresses the apparent lack of experience of your two executive officers in the oil and gas industry, as well as the limited time that each devotes to your business. In that regard, we note your related disclosure at page 27.

Risks Associated with Our Company, page 5

We are an exploration stage company . . ., page 5

19.   Please revise the heading to disclose that the property to which your working interest relates has no reserves, as well as making this clear in the body of this risk factor. Additionally, please also include this information in the text of the risk factor on page 6 entitled "Even if we discover and then develop oil and gas reserves . . .".

Risks Associated with Our Business, page 6

20.   Please revise your disclosure to clarify whether the risks presented apply to the Charles Prior project, or only to interests that you may have in the future. For example, and without limitation, please clarify whether all the risks described under the heading "Even if we discover and then develop oil and gas reserves…" at page 6 and all the risks described under the heading "Our inability to obtain necessary facilities…" at page 8 apply to the Charles Prior project.

Our Interests are held in the form of leases that we may be unable to retain, page 7

21.   Please disclose here and in your prospectus summary the rental payments and the minimum level of evaluation on the leases that must be performed in order to maintain the leases. Please also disclose which party is responsible for such payments.

Use of Proceeds, page 10

22.   We note your use of proceeds table only accounts for $75,000 of the expected proceeds of your offering. Please expand your table to account for the complete use of proceeds for each scenario given. As part of your response, please reconcile your estimated cash

requirements for the next twelve months as depicted on page 23 to amounts presented in your use of proceeds table.

23.   Please also break out in your tabular presentation the elements of "working capital" that you disclose on this page. In this regard, please address the following:

- Disclose the amounts to be allocated to each of the identified working capital uses depending on whether you sell the minimum, mid-point or the maximum number of shares;
- Indicate the order of priority for such purposes and discuss plans if substantially less than the maximum is obtained; and
- Indicate any amounts apart from the proceeds being raised necessary to complete the identified uses.

See Item 504 of Regulation S-K and Instructions 1-3 of that Item for more information.

24.   We note your statement at page 11 that your allocation of the net proceeds of this offering is only an estimate and is based on your current plans, your understanding of the industry and current economic conditions, as well as assumptions about your future revenues and expenditures. Such statement suggests that you are reserving the right to change the use of proceeds. Please provide the disclosure required by Instruction 7 to Item 504 of Regulation S-K, or tell us why it is not required.

25.   Further, it does not appear from your disclosure that the working capital items that you intend to apply the proceeds of this offering towards includes your percentage of expenses for the drilling, testing, and completion of the two wells. Please explain how you intend to pay for such costs.

Information with Respect to Our Company, page 17

26.   We note your disclosure that if the wells are not viable, you expect the operator to plug the wells. Please disclose whether you would be responsible for any portion of the costs related to the plugging of the wells.

27.   Please disclose all material terms of your operating agreement with Tim Cooksey Oil, LLC.

Description of Properties, page 17

Oil and Gas Properties, page 18

28.   Please remove the reference to an estimated 4.5 billion barrels of crude oil being produced from Paleozoic sediments since the early 1940s, as well to the average crude oil production of 56,772 barrels per well.

Location of Charles Prior Interest, page 18

29.   We note that the map appears to be the product of "James L. Eader," Petroleum
        Geologist. Please obtain from Mr. Eader, and file as an exhibit to your registration
        statement, a consent for Mr. Eader to be named in your registration statement.

Employees, page 20

30.   You disclose that you engage several contractors and consultants for engineering,
        geology, operations and business management as needed. Please clarify whether such
        consultants include your officers.

Financial Statements, page 22

Report of Independent Registered Public Accounting Firm, page F-1

31.   Please obtain and file an audit report that contains either a signature or a conformed
        signature. Refer to Rule 2-02(a)(2) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
23

Cash Requirements during the Next Twelve Months, page 23

32.   Please explain your "Joint Venture Expenses" and the "Professional Fees," including
        what these expenses and fees encompass. Please also disclose if your professional fees
        include the increased costs you will incur as a public company.

33.   Please explain and quantify the "certain current liabilities" that you are obligated to
        address in addition to your general, administrative and corporate expenses.

Results of Operations for the period from April 6, 2010 (inception) to July 31, 2010, page 24

34.   Please disclose the significant components of your expenses during the period presented.

35.   Please explain your statement that you will not generate any revenues until you generate
        additional financing to support your planned operations in connection with the
        Assignment Agreement with Tim Cooksey Oil, LLC.

Directors, Executive Officers, Promoters, and Control Persons, page 27

Business Experience, page 27

36.   Please also describe the business experience of each officer and director for the last five
        years in accordance with Item 401(e) of Regulation S-K, including each person's

principal occupations and employment during the past five years, and the name and principal business of any corporation or other organization in which such occupations and employment were carried on. In that regard, it does not appear that you have provided any employment information for George Paquet during the past five years, and it is not clear how long Mike Anderson has been employed by Risk Reduction Resources Inc., or what his business experience is otherwise during the last five years.

37.   For each director, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that he or she should serve as a director, in light of your business and structure. See Item 401(e) of Regulation S-K.

38.   Please specify the dates of Mr. Anderson's business experiences as disclosed. For example, you disclose that following graduation, Mr. Anderson spent "several years" in both North and South America performing geophysical surveys. Further, you disclose that he has over 15 years of experience in gravity, magnetic, electromagnetic, and radiometric applications in mineral exploration, petroleum exploration and unexploded ordnance detection, without specifying the specific employments that lead to this experience, nor the dates of these employments. Please revise.

Involvement in Certain Legal Proceedings, page 28

39.   Please provide the disclosure required by Item 401(f) of Regulation S-K, regarding the involvement of directors and executive officers in certain legal proceedings over the last ten years.

Where You Can Find More Information, page 32

40.   We note your reference at page 32 to Class A common voting shares. However, it does not appear that you have Class A common voting shares. Please advise.

Signatures, page 38

41.   Please indicate who is signing in the capacity of your principal accounting officer or controller. See Instructions 1 and 2 to the Instructions to the Signatures section of Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Giugliano at (202) 551-3319, or Mark Shannon, Accounting Branch Chief, at (202) 551-3299 if you have any questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271, Laura Nicholson at (202) 551-3584, or the undersigned at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Via Facsimile (619) 399-0120
        Luis Carillo, Esq.